Letterhead of Willkie Farr & Gallagher LLP

September 25, 2009

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust

Registration Statement on Form N-14

File No. 333-161494 (filed on August 21, 2009)

Dear Mr. Rupert:

This letter will memorialize our telephone conversation on September 24, 2009, in which I told you that Legg Mason Partners Capital and Income Fund will be both the legal and accounting survivor of its proposed reorganization with Legg Mason Partners Equity Income Builder Fund. The prospectus/proxy statement to be filed pursuant to Rule 497(c) will so state. We understand that this change resolves all of the comments you provided in our telephone conversations on September 17, 2009 and September 21, 2009 and that the registrant’s undertaking not to proceed with the transaction until comments are resolved no longer applies.

Should you have any questions concerning the above, please call me at (212) 728-8558 or Ben Haskin at (202) 303-1124.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Alfred B. Fichera, KPMG LLP

Daniela Albrecht, KPMG LLP

Burton M. Leibert, Esq.

Benjamin J. Haskin, Esq.